                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

For the fiscal year ended December 31, 2001

                                       or

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]


For the transition period from _____________ to ________________

Commission file number 33-91238
                       --------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            XPRE$$AVINGS 401(k) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          U.S. XPRESS ENTERPRISES, INC.
                               4080 Jenkins Road
                             Chattanooga, TN 37421

             AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                            Xpre$$avings 401(k) Plan

          December 31, 2001 and 2000 and Year Ended December 31, 2001
                      with Report of Independent Auditors

                            Xpre$$avings 401(k) Plan

                 Financial Statements and Supplemental Schedule

                         December 31, 2001 and 2000 and
                          Year Ended December 31, 2001

                                    Contents

Report of Independent Auditors ....................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits ...................  3
Statement of Changes in Net Assets Available for Benefits .........  4
Notes to Financial Statements .....................................  5

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year) ..... 10

                         Report of Independent Auditors

The Plan Administrator of the
Xpre$$avings 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Xpre$$avings 401(k) Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Xpre$$avings 401(k) as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG

Chattanooga, TN
June 21, 2002

This is a copy of the audit report previously issued by Arthur Andersen in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 11-K. See Exhibit 23.2 for further discussion.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To the Plan Administrator of the
Xpre$$avings 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the XPRE$$AVINGS 401(k) PLAN as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       /s/ Arthur Andersen LLP

                                       Chattanooga, Tennessee
                                       May 25, 2001

                            Xpre$$avings 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                 December 31
                                           2001                 2000
                                         -----------         -----------
Assets

Investments, at fair value               $20,536,593         $17,775,878
Contribution receivables:
  Participants                                67,538             227,352
  Employer                                 1,267,910           1,336,585
                                         -----------         -----------
Total contributions receivable             1,335,448           1,563,937
                                         -----------         -----------
Total assets                              21,872,041          19,339,815

Liabilities

Excess contributions payable                 109,513              83,141
                                         -----------         -----------
Net assets available for benefits        $21,762,528         $19,256,674
                                         ===========         ===========

See accompanying notes.

                            Xpre$$avings 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

Additions to net assets attributed to:
   Investments income                                      $    53,615
   Contributions
     Participants                                            4,364,838
     Employer                                                1,267,910
                                                           -----------
                                                             5,632,748
                                                           -----------
Total additions                                              5,686,363

Deductions from net assets attributed to:
   Net depreciation in fair value of investments               522,583
   Benefits paid to participants                             2,657,926
                                                           -----------
Total deductions                                             3,180,509

Net increase                                                 2,505,854

Net assets available for benefits
   Beginning of year                                        19,256,674
                                                           -----------
   End of year                                             $21,762,528
                                                           ===========

See accompanying notes.

                            Xpre$$avings 401(k) Plan
                          Notes to Financial Statements
                               December 31, 2001

1. Description of the Plan

The following description of the Xpre$$avings 401(k) Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

General

The Plan is a defined contribution plan established January 1, 1993, by U.S. Xpress Enterprises, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees are eligible to participate in the Plan when they have completed six months of service, as defined in the plan document, and have attained age 21.

Contributions

As defined in the plan document and limited by requirements of the IRC, eligible employees may make before-tax contributions up to 12% of compensation, and after-tax contributions up to 10% of compensation. Effective January 1, 2000, the maximum deferral percentage for before-tax contributions increased to 15% of compensation. The Company provides a contribution equal to 50% of each participant's before-tax contribution up to a maximum of 6%. Contributions are limited to the maximum amount allowable under the IRC, $10,500 in 2001. The Company does not match after-tax contributions.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions and earnings thereon is based on years of service. Participants who entered the Plan before July 1, 2000, vest according to the following schedule:

Years of Services                                Percentage Vested
-----------------                                -----------------
Less than 2 years                                           0%
2 but not more than 3 years                                30%
3 but not more than 4 years                                65%
4 or more years                                           100%

                            Xpre$$avings 401(k) Plan
                    Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting (continued)

Participants entering the plan after June 30, 2000, vest according to the following schedule:

Years of Services                           Percentage Vested
-----------------                           -----------------
Less than 2 years                                      0%
2 but not more than 3 years                           20%
3 but not more than 4 years                           40%
4 but not more than 5 years                           60%
5 but not more than 6 years                           80%
6 or more years                                      100%

Participants automatically become 100% vested in employer contributions upon attainment of retirement age, as defined in the plan document, or termination due to death or total disability.

At December 31, 2001 and 2000 forfeited nonvested accounts totaled $57,972 and $326,940, respectively. These accounts will be used to pay administrative expenses with the remainder used to reduce future employer contributions.

Benefits

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his/her account. The form of payment is a lump-sum distribution. In addition, participants may receive an in-service withdrawal of after-tax contributions. Hardship distributions are also permitted if certain criteria are met.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, expenses, the Company' contribution, and the participant's contribution. Allocations of income are based on individual participant account balances in proportion to total participant account balances.

                            Xpre$$avings 401(k) Plan
                    Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Subject to approval, a participant can secure a loan from the Plan against his/her account balance up to the lesser of 50% of the vested account balance or $50,000. If a participant's vested account balance is $20,000 or less, the maximum loan shall not exceed the lesser of $10,000 or 100% of the participant's vested account balance. Loans may generally be repaid over one to five years. Loans must be repaid through automatic payroll deductions unless otherwise provided by the plan administrator. The interest rate is determined by SunTrust (the Trustee) based on current market conditions and is fixed over the life of the loan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Income Recognition

Investment income is recorded as earned on the accrual basis. Net realized gains (losses) and unrealized appreciation (depreciation) are presented in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Investment Valuation

Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. The SunTrust Employee Benefit Stable Asset Fund is valued at contract value, which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis.

The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2001 are as follows:

                                                 2001              2000
                                              ----------       ----------
American Century Ultra Advisor Fund           $4,459,749       $4,669,421
STI Classic Balanced Fund                      2,902,794        2,551,805
STI Classic Capital Appreciation Fund          3,442,978        3,341,618
SunTrust Employee Benefit Stable Asset Fund    4,787,498        4,330,216
U.S. Xpress Enterprises Stock                  2,278,551        1,149,641

                            Xpre$$avings 401(k) Plan
                    Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation (continued)

During the year ended December 31, 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices as follows:

      Common Stock             $   809,504
      Mutual Funds              (1,332,087)
                               -----------
                               $  (522,583)
                               ===========

Administrative Expenses

Each participant's account is charged $5 each quarter for administration and maintenance. The Plan pays a $25 distribution fee for each lump sum distribution. All other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 27, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been restated since receiving the determination letter, but has not applied for a new determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated, is qualified and the related trust is tax exempt.

                            Xpre$$avings 401(k) Plan
                    Notes to Financial Statements (continued)

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

5. Differences Between Financial Statements and Form 5500

As of December 31, 2001 and 2000, the Plan had $241,209 and $56,815, respectively, of pending distributions to participants who had elected to withdraw from the Plan. These amounts are recorded as liabilities in the Plan's Form 5500; however, these amounts are not recorded as liabilities in the accompanying statements of net assets available for benefits in accordance with accounting policies generally accepted in the United States.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:



                                 Benefits Payable to                               Net Assets Available for
                                   Participants                   2001                   Benefits
                             --------------------------        Benefits      -------------------------------
                                2001           2000               Paid           2001              2000
                             ----------       ---------       ----------      ------------       ------------
Per the financial
   statements                $        -       $      -       $2,657,926       $21,762,528        $19,256,674
2001 accrual benefit
   payments                     241,209              -          241,209          (241,209)                 -
2000 accrual benefit
   payments                           -         56,815          (56,815)                -            (56,815)
                             ----------       --------       ----------       -----------        -----------
Per Form 5500                  $241,209       $ 56,815       $2,842,320       $21,521,319        $19,199,859
                             ==========       ========       ==========       ===========        ===========


                            Xpre$$avings 401(k) Plan

                         EIN 62-1378182 Plan Number 001
                               Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                                               (c)
                               (b)                             Description of Investment Including              (e)
             Identity of Issue, Borrower, Lessor, of            Maturity Date, Rate of Interest,              Current
 (a)                      Similar Party                         Collateral, Par or Maturity Value              Value
-------    --------------------------------------------     ------------------------------------------     --------------

           American Century Mutual Funds                    American Century Ultra Advisor Fund            $  4,459,749
  *        SunBank Capital Management, N.A.                 STI Classic Balanced Fund                         2,902,794
  *        SunBank Capital Management, N.A.                 STI Classic Capital Appreciation Fund             3,442,978
  *        SunBank Capital Management, N.A.                 SunTrust Employee Benefit Stable Asset
                                                               Fund                                           4,787,498
  *        U.S. Xpress Enterprises, Inc.                    U.S. Xpress Enterprises Stock                     2,278,551
           Janus Mutual Funds                               Janus Worldwide Fund                                462,278
           Janus Mutual Funds                               Janus Enterprise Fund                               435,538
  *        SunBank Capital Management, N.A.                 STI Classic Mid-Cap Equity Fund                      97,675
  *        SunBank Capital Management, N.A.                 STI Classic Small Cap Growth Stock
                                                               Fund                                             186,691
  *        SunBank Capital Management, N.A.                 STI Classic Tax Sensitive Growth Stock
                                                               Fund                                              89,923
  *        SunBank Capital Management, N.A.                 STI Classic Value Income Stock Fund                 114,752
  *        SunBank Capital Management, N.A.                 STI Classic Investment Grade Bond Fund              210,338
           Participant Loans                                Loans to participants, with interest
                                                              rates from 8.75% to 10.5%                       1,067,828
                                                                                                           ------------
                                                                                                            $20,536,593
                                                                                                           ============

*Indicates a party-in-interest to the Plan.

Note: Cost information has not been included in column (d) because all investments are participant directed.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-91238) pertaining to the U.S. Xpress Enterprises, Inc. Xpre$$avings 401(k) Plan (the "Plan") of our report dated June 21, 2002, with respect to the financial statements and schedule of the U.S. Xpress Enterprises, Inc. Plan included in this annual report (Form 11-K) for the year ended December 31, 2001.

/s/ Ernst & Young LLP

Chattanooga, Tennessee
July 1, 2002